VANC Pharmaceuticals Inc.

Management’s Discussion & Analysis

For the three and six months period ended

June 30, 2016

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at July 26, 2016

This Management Discussion and Analysis (“MD&A”) of VANC Pharmaceuticals Inc. (“VANC”, the “Company”, “we”, “us” or “our”) for the three and six months periods ended June 30, 2016 and is as July 26, 2016. This MD&A should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company for the three and six months ended June 30, 2016 and our audited financial statements for the six months period (stub year) ended December 31, 2015 and the related notes thereto.

Our financial statements are prepared in accordance International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains “forward-looking statements” and the non-GAAP performance measures that are subject to risk factors set out in a cautionary note contained herein.

All amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information about VANC Pharmaceuticals Inc. can be found on the SEDAR website (www.sedar.com) and on the Company’s website (www.vancpharm.com).

Forward Looking Statements

This MD&A contains or incorporates forward-looking statements within the meaning of Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, revenue, earnings, changes in cost and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only VANC’s expectations, estimates and projections regarding future events.

Although the Company believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward looking statements. Important assumptions, influencing factors, risks and uncertainties are referred to in the body of this MD&A, in the press release announcing the Company’s financial results for the three months period ended March 31, 2016 and for the stub-year ended December 31, 2015 in VANC’s annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com.

The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, VANC does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

OVERVIEW

Management vision is to establish VANC Pharmaceuticals Inc. as an innovative generic pharmaceutical and over-the-counter (“OTC”) healthcare product company in Canada by expanding the portfolio of our generic pharmaceuticals and OTC health care products. Our primary mandate is to provide Canadians with high quality, yet affordable, generic pharmaceuticals and OTC healthcare products.

The Company made significant progress and received provincial formulary approvals for all products in major provinces across Canada in the first half of 2016. The Company’s sales and marketing activities are commenced in British Columbia, Ontario, Alberta and Manitoba. The Company is planning the expansion of sales and marketing in Quebec province in Q3 2016.

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at July 26, 2016

Vancpharm’s OTC products division is primarily engaged in the manufacture and sales of novel and proprietary, OTC healthcare products shown to deliver consistent and reliable results in the prevention and treatment of various chronic ailments and conditions.

VANC Pharmaceuticals manufactures its products at Health Canada authorized GMP-manufacturing sites globally. These Heath Canada recognized sites are capable of manufacturing a wide range of generic pharmaceuticals and OTC healthcare products, under the VANCPHARM label. VANC Pharmaceuticals holds the trademark right of its product labels.

During the reporting period of Q2 2016 VANC Pharmaceuticals Inc. has entered into a definitive agreement for filing two abbreviated new drug submissions (ANDS) with exclusive marketing rights to Canada from an unnamed, manufacturer. The manufacturing company is vertically integrated and manufactures these and other products from active pharmaceutical ingredient (API) to finished dosage forms. The manufacturer has USFDA and EU approved manufacturing facilities. One of these molecules ranks among the top 3 molecules in Canadian generics market in 2015, with the market size of approximately $150 million (source: IMS Health); the other product will become off patent in 2017.

OTC Products Portfolio

Our leading, Health Canada-approved, OTC products are Hema-fer™ (Premium natural iron supplement for iron deficiency and anemia) and Cortivera (hydrocortisone cream/ointment in combination with Aloe Vera) and.

HEMA-FER™

Hema-Fer™ (NPN: 80065873), a Made in Canada premium natural iron supplement, contains 12 mg of naturally derived heme iron polypeptide supplement indicated for the treatment and prevention of anemia and iron deficiencies. Hema-Fer™ contains the highest strength of heme iron available in Canada. Hema-Fer™ provides a high absorption rate with minimal gastro intestinal side effects.

VAN-Fer

During Q2 2016, the Company received Health Canada approval for Van-Fer tablets (NPN: 80070021) and capsules (NPN: 80070125). Van-Fer contains 300 mg of Ferrous Fumarate, an iron supplement indicated for the prevention and treatment of anemia and iron deficiencies. Addition of Van-Fer to our OTC product list is part of companies focus to develop a repertoire of iron supplement portfolio.

The iron supplements market in Canada is estimated to be around $75 million per annum, based on IMS Health 2015 data. The iron supplements with provincial health care coverage constitutes approximately $20 million. Ferrous Fumarate is the largest molecule of this segment with market sales of about $12 million.

CORTIVERA™ AND CORTIVERA PLUS™

Cortivera™ and Cortivera Plus™ (Natural Product Number (NPN): 80037898) are indicated for a wide range of minor skin irritations, allergic reactions and eczema. Both products are formulated with aloe vera and Cortivera™ contains 0.5% hydrocortisone and Cortivera Plus™ contains 1% hydrocortisone. Both are available in cream and ointment form in order to meet the specific needs of patients. The combination of aloe vera and hydrocortisone offers therapeutic benefits for skin irritations such as minor burns, allergic itch, insect bite itch, sun burn itch, eczema in addition to acting as an anti-inflammatory. The products are made in Canada.

CORTIVERA™-H

During Q2 2016 Health Canada has approved Cortivera™-H (NPN: 80066699), another premium topical product from VANCpharm for minor skin irritations. Cortivera™-H has been approved for pharma care reimbursement program in the BC formulary, and is in the process to get listed in other provincial formularies. Cortivera™-H, a made in Canada product, contains 1% hydrocortisone cream for the

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at July 26, 2016

treatment of minor skin irritations associated with redness, itching, dryness and scaling; rashes, eczema, insect bites, poison ivy, poison oak, poison sumac, contact Seborrheic dermatitis, psoriasis, external genital feminine itching and anal itching due to hemorrhoids.

SENNACE™

During Q2 2016 the Company added a new senna laxative product SennaceTM. Sennace contains 8.6 mg  or 12 mg of sennosides. The Company is in the process of  listing of SennaceTM  at the various provincial formularies. The manufacturing of SennaceTM  is scheduled for early Q3 2016 and is also a Made in Canada product.

Generics Product Portfolio

The Company received Notice of Compliance (NOC) from Health Canada for 41 generic molecules. These 41 molecules will comprise of 92 dosage forms across various therapeutic categories; including both chronic (long term) therapy and acute (short term) therapy. The Notice of Compliance from Health Canada provides the authorization for VANC to market and sell the generic molecules in Canada. The estimated market size for those products is $820 million based on IMS Health, 12/2015 source.

The status of Provincial Formulary of the Company’s products is the following:

	British Columbia	Ontario	Alberta	Quebec	Manitoba	Saskatchewan
Number of molecules listed	31	28	20	29	22	17
Under Review	0	4	5	2	7	9
Non-Benefit	7	7	10	1	2	2

A full listing of the molecules and stock keeping units listed in each of the provinces of Canada can be seen at http://vancpharm.com/products/. The following table summarizes our portfolio of generic products:

Molecule Name	Presentations	Brand Reference
VAN-Rizatriptan	5 MG and 10 MG Tab	Maxalt™
VAN-Irbesartan	75 MG, 150 MG and 300 MG Tab	Avapro™
VAN-Irbesartan-HCTZ	150+12.5 MG, 300+12.5 MG and 300+25 MG Tab	Avalide™
VAN-Donepezil	5 MG and 10 MG Tab	Aricept™
VAN-Amlodipine	5 MG and 10 MG Tab	Norvasc™
VAN-Losartan	25 MG, 50 MG and 100 MG Tab	Cozaar™
VAN-Losartan-HCTZ	50+12.5 MG and 100+25 MG Tab	Hyzaar™
VAN-Levetiracetam	250 MG, 500 MG and 750 MG Tab	Keppra™
VAN-Gabapentin	600 MG and 800 MG Tab	Neurontin™
VAN-Omeperazole	20 MG DR Tab	Losec™
VAN-Finasteride	5 MG Tab	Proscar™
VAN-Alendronate	5 MG, 10 MG and 70 MG Tab	Fosamax™
VAN-Bicalutamide	50 MG Tab	Casodex™
VAN-Letrozole	2.5 MG Tab	Femara™
VAN-Olanzapine	2.5 MG, 5 MG, 7.5 MG, 10 MG and 15 MG Tab	Zyprexa™
VAN-Sertraline cap	25 MG, 50 MG and 100 MG Cap	Zoloft™
VAN-Anastrozole	1 MG Tab	Arimidex™
VAN-Pantoprazole	40 MG Tab	Pantoloc™

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at July 26, 2016

Molecule Name	Presentations	Brand Reference
VAN-Gabapentin	100 MG, 300 MG and 400 MG Cap	Neurontin™
VAN-Ciprofloxacin	250 MG, 500 MG and 750 MG Tab	Cipro™
VAN-Montelukast	4 MG and 5 MG Chew Tabs	Singulair™
VAN-Sildenafil	25 MG, 50 MG and 100 MG Tab	Viagra™
VAN-Fluoxetine	5 MG and 20 MG Tab	Prozac™
VAN-Mycophenolate	250 MG Tab	CellCept™
VAN-Mycophenolate	500 MG Cap	CellCept™
VAN- Quetiapine	25 MG, 100 MG, 200 MG, 300 MG Tab	Seroquel™
VAN- Telmisartan-HCTZ	80+12.5 MG, 80 +25 MG Tab	Micardis Plus™
VAN- Telmisartan	40 MG, 80 MG Tab	Micardis™
VAN- Pioglitazone	15 MG, 30 MG, 45 MG Tab	Actos™
VAN-Montelukast	10 MG Tab	Singulair™
VAN-Citalopram	10 MG, 20 MG, 40 MG Tab	Celexa™
VAN-Zolmitriptan	2.5 MG Tab	Zoming™
VAN-Zolmitriptan-ODT	2.5 MG Tab	Zoming Raplmelt™
VAN-Ramipril	1.25 MG, 2.5 MG, 5 MG, 10 MG and 15 MG Cap	Altace™
VAN-Olanzapine ODT	5 MG, 10 MG, 15 MG and 20 MG Tab	Zyprexa Zydis™
VAN-Topiramate	25 MG, 100 MG, 200 MG Tab	Topamax™
VAN-Metformin	500 MG, 850 MG Tab	Gluocophage™
VAN-Valacyclovir	500 MG Tab	Valtrex™

Future Product Pipeline

The Company is also looking to expand its product line with applications to Health Canada expected to be submitted during the second half of 2016.

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at July 26, 2016

2016 CORPORATE UPDATE

•

During the first quarter of 2016 the Company received an amount of $225,500 from warrants and options exercised.

•

The expiry term of 3,905,000 outstanding common share purchase warrants was extended to December 20, 2016. The Company also amended the exercise price from $0.50 per share in the third year to $0.40 per share.

•

The Company started listing multiple products in Provincial formularies of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec.

•

During Q2 2016, the Company entered into a definitive agreement for filing two abbreviated new drug submissions (ANDS) with exclusive marketing rights to Canada from an unnamed, manufacturer. The manufacturer has USFDA and EU approved manufacturing facilities. One of these molecules ranks among the top 3 molecules in Canadian generics market in 2015, with the market size of approximately $150 million (source: IMS Health); the other product will become off patent in 2017.

•

In March 2016 the Company launched Hema-Fer™ (NPN: 80065873), a premium natural iron supplement. Hema-Fer™, a Made in Canada product, contains 12 mg of naturally derived heme iron polypeptide supplement indicated for the treatment and prevention of anemia and iron deficiencies.

•

In May 2016 the Company received an approval from Health Canada for Cortivera™-H (NPN: 80066699), a premium topical product for minor skin irritations. Cortivera™-H has been approved for pharma care reimbursement program in the BC formulary, and is in the process to get listed in other provincial formularies.

•

In June 2016 the Company received the approvals for Van-Fer tablets (NPN: 80070021) and capsules (NPN: 80070125). Van-Fer contains Ferrous Fumarate, an iron supplement indicated for the prevention and treatment of anemia and iron deficiencies. The iron supplements market in Canada is estimated to be around $75 million per annum, based on IMS Health 2015 data.

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at July 26, 2016

RESULTS OF OPERATIONS – THREE AND SIX MONTHS ENDED JUNE 30, 2016

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015

	$	$	$	$
Revenue
Sales	455,086	5,713	1,384,836	5,713
Marketing, promotional incentives	(322,900)	-	(781,752)	-
Net sales	132,186	5,713	603,084	5,713
Cost of Sales	(86,167)	(2,491)	(354,717)	(2,491)
Gross Profit	46,019	3,222	248,367	3,222

Expenses
Product registration and development	43,313	57,041	91,015	89,513
Selling and Marketing	158,210	23,338	299,906	23,338
General and administrative	194,954	235,500	403,898	406,154
	396,477	315,879	794,819	519,005
Other income (expense)
Share-based compensation	(53,442)	(384,540)	(569,504)	(642,638)
Finance cost	(186,500)	-	(186,500)	-
Impairment	-	(476,000)	-	(476,000)
Other income	2,589	4,990	5,816	5,116
	(237,353)	(855,550)	(750,188)	(1,113,522)
Net loss and comprehensive loss for the period	(578,811)	(1,168,207)	(1,296,640)	(1,629,305)

Revenue

The Company is continually improving the sales of its generic and OTC products. The gross revenue was in amount of $1,384,836 for six months ended June 30, 2016 (2015: $5,713) and in amount of $455,086 for three months ended June 30, 2016 (2015: $5,713). Net sales were in amount of $603,084 for six months ended June 30, 2016 (2015: $5,713) and in amount of $132,186 for three months ended June 30, 2016 (2015: $5,713) after deducting the cost of customer marketing and promotional incentives of $781,752 (2015: $nil) for six months ended June 30, 2016 and $322,900 for three months ended June 30, 2016 (2015: $nil).

Company’s generic products portfolio forms about 93% of the gross revenue. The reduction in gross revenue in Q2 2016 in comparison to Q1 2016 was caused by the out of stock of one of the most popular product. The Company’s sale of OTC products were 2.5 times higher in Q2 2016 in comparison to the prior Q1 2016.

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at July 26, 2016

Manufacturing

The Company does not have any own manufacturing facilities and it currently relies, and expect to continue to rely, on third parties for the manufacture of products. The Company finalized the agreements for its 4 prospective OTC products to manufacture, package and delivering.

Other Operating Expenses

Management improved the disclosure on expense classification to monitor separate activities cost. Selling and Marketing expenses include all expenses related to sales personnel, selling and marketing, and distribution costs. Product registration and development includes all expenses related to acquiring new drugs, scientific consulting, regulatory fees and regulatory personnel. General and administrative cost includes expenses associated with the running the day-to-day operations of the business.

Product Registration and Development Expenses

Product Registration and Development cost consists of product registration, in-licensing and other regulatory fees of $4,521 for six months ended June 30, 2016 (2015: $48,028) and $2,553 for three months ended June 30, 2016 (2015: $35,256) and regulatory personnel payroll of $86,494 for six months ended June 30, 2016 (2015: $41,485) and $40,760 for three months ended June 30, 2016 (2015: 21,785). The increase in salaries is due to the hiring of two full-time regulatory analysts to assist in product filings process with Health Canada and other regulatory agencies to support the increased level of OTC and generic product lines. The Company incurred all significant registration and in-licensing cost during first half of 2015 in order to be able to start a commercial activity in late 2015.

Sales and Marketing Expenses

Sales and marketing expenses in amount of $299,906 for six months ended June 30, 2016 (2015: $23,338) and $158,210 for three months ended June 30, 2016 (2015: $23,338) consist of sales personnel payroll cost of $156,111 for six months ended June 30, 2016 (2015: $17,812) and $103,463 for three months ended June 30, 2016 (2015: $17,812); marketing and advertising costs in relation with the promotion of generics and OTC products to the market in amount of $75,857 for six months ended June 30, 2016 (2015: $4,191), logistics and distribution cost of $52,779 for six months ended June 30, 2016 (2015: $nil) and $8,672 for three months ended June 30, 2016 (2015: $nil) and sales force travel and customer relations expenses of $15,159 for six months ended June 30, 2016 (2015: $1,335) and $10,604 for three months ended June 30, 2016 (2015: $1,335).

The increase in sales personnel related costs is due to the hiring to support the commercial activity in British Columbia and Ontario (Q1 2016), which was further enforced by expansion to Alberta and Manitoba (Q2 2016).  The company provides free samples as a part of market awareness strategy. The total cost of free samples in amount of $32,350 for six months ended June 30, 2016 was reported as a part of marketing and advertising expense. Marketing expenses in comparable period of 2015 were mostly in relation with attending seminars and conferences. The reduction in logistic and distribution costs in Q2 2016 in comparison to Q1 2016 was due to over accrued cost in prior quarter. Management continues to improve in data analysis to make estimate and assumptions more accurate as more historical data becomes available.

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at July 26, 2016

General and administrative expenses

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
	$	$	$	$
Management and consulting fees	62,000	116,926	124,000	192,789
Payroll	47,418	-	61,983	-
Investor relations	22,899	14,334	45,399	29,334
Office maintenance	9,243	14,922	33,633	31,231
Legal and audit	(5,063)	32,141	28,646	33,391
Travel	8,100	13,775	18,523	20,955
Insurance	13,835	9,308	25,585	15,866
Conference expenses	-	18,893	-	18,893
Rent	11,479	8,172	22,362	30,982
Corporate filing fees	20,837	330	36,135	20,540
Amortization	3,936	6,945	7,219	11,954
Bank service charges	270	(41)	413	424
Foreign exchange	-	(205)	-	(205)
	194,954	235,500	403,898	406,154

The level of general and administrative expenses did not fluctuate significantly in comparison to the previous year.

The higher fee in management and consulting in prior 2015 comparable periods was due to a payment to a full-time CFO, who resigned in December 2015.

The higher cost in payroll during Q2 2016 in comparison to Q1 2016 was due to financial department restructuring and a severance fee paid out.

The negative amount in Q2 2016 in legal and audit is a result of over accrued audit fee in prior quarter. The provision was released to true-up the expense as at June 30, 2016.

The increase in corporate filing fees in Q2 2016 was in relation with the annual shareholders meeting and related mandatory regulatory costs.

Share-based compensation

Share-based compensation for the six months ended June 30, 2016 was in amount of $569,504 (2015: 642,638) and in amount of $53,442 for three months ended June 30, 2016 (2015: $384,540) and is a non-cash item that represents the allocation of the fair value of options over the vesting period.

In accordance with the option grant terms, the options granted to directors are vested immediately, that result in the higher share based compensation in the period of grant.

Finance costs

On May 31, 2016, the Company received TSX Venture Exchange approval to extend the term of 3,905,000 common share purchase warrants (the “Warrants”). The original term of the Warrants had an expiry date of June 12, 2016. The Company extended the expiry date to December 20, 2016, and amended the exercise price of the Warrants from $0.50 per share to $0.40 per share. In all other respects, the terms of the Warrants remained unchanged. The incremental fair value of warrant extension was estimated at $186,500 using the Black-Scholes option pricing model  and  the following assumptions: risk free interest rate of 0.61%, expected volatility of 75.25%-110.30%, expected option life of 0.03 year-0.56 year and the expected dividends of $nil.

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at July 26, 2016

SELECTED ANNUAL FINANCIAL INFORMATION

The following table sets forth selected consolidated data for the stub year ended December 31, 2015 and for the years ended June 30, 2015, 2014

	Six months ended December 31, 2015	Year ended June 30, 2015	Year ended June 30, 2014
	$	$	$
Statement of operations data:
Gross Revenue	561,344	5,713	-
Net Sales	150,754	5,713	-
Comprehensive Loss	1,190,414	2,200,648	733,946
Basic and Diluted Loss Per Share	(0.02)	(0.05)	(0.03)

Statement of financial position:
Total Assets	3,493,205	3,540,585	820,418
Total Current Liabilities	246,230	187,124	124,343
Promissory Notes	-	-	32,978

QUARTERLY FINANCIAL INFORMATION

The following table highlights selected unaudited consolidated financial data for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the stub year ended December 31, 2015. These results are not necessarily indicative of results for any future period and you should not rely on these results to predict future performance.

Quarter Ended	Jun 2016	Mar 2016	Dec 2015	Sep 2015	Jun 2015	Mar 2015	Dec 2014	Sep 2014
	$	$	$	$	$	$	$	$
Gross revenue	455,086	929,750	449,686	111,658	5,713	-	-	-
Net sales	132,186	470,898	47,663	103,121	5,713	-	-	-
Gross profit	46,019	202,348	34,876	51,588	3,222
Other operating expenses	393,887	395,115	398,312	248,165	310,890	203,000	162,959	133,733
Loss before non-cash expense	347,869	192,767	363,436	196,577	307,668	203,000	162,959	133,733
Impairment of intangible assets	-	-	-	-	476,000	-	-	-
Share-based compensation	53,442	516,062	278,317	352,084	384,539	258,098	248,700	23,875
Finance cost	186,500	-	-	-	-	-	-	-

Net Loss	587,811	708,829	641,753	548,661	1,168,207	461,098	411,659	157,608
Loss/Share	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)	(0.01)	(0.01)	(0.01)
Total Assets	3,382,698	3,716,744	3,493,205	3,281,742	3,540,585	3,515,365	1,479,565	614,264

The Company commenced to commercialize its generic and OTC products during the second half of 2015.

In June 2015 the Company wrote off its intangible assets, which triggered a significant increase in loss for the quarter ended June 2015.

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at July 26, 2016

LIQUIDITY AND CAPITAL RESOURCES

The Company’s operations have been financed through the issuance of common shares. The Company commenced to commercialize its generic and OTC products during the second half of 2015 but have not been able to generate positive cash flows from its operating activity yet. Management anticipate that an additional financings or capital requirements to fund the current commercial operations and working capital will be required to grow the business to the sustainable level.

Cash flows

Sources and Uses of Cash:

	Six months ended	Six months ended
	June 30, 2016	June 30, 2015
	$	$
Cash used in operating activities	(1,290,532)	(887,198)
Cash used in investing activities	(6,341)	(30,846)
Cash provided by financing activities	362,000	2,910,989

Cash and Cash Equivalents	1,201,039	2,722,777

The funds raised during the prior period have been partially used to build the level of stock to commence the commercial operations during calendar 2015 year.  The increase of cash used in the operating activity is the result of business growth and expanding of commercial activity in comparison to the prior 2015 corresponding period.

Cash provided by financing activities during the reporting period ended June 30, 2016 in amount of $362,000 is a result of exercising of options and warrants.

Finding Requirements

Management devotes financial resources to Company’s operations, sales and commercialization efforts, regulatory approvals and business development. The Company will require cash to support working capital.

The future funding requirements will depend on many factors including:

-

the extent to which we will be commercially successful in launching our new OTC products;

-

the size, cost and effectiveness of our sales and marketing program, distributions and marketing arrangements.

As at June 30, 2016 the Company had working capital of $3,029,872 (December 31, 2015: $3,207,630). We believe that our cash on hand, the expected future cash inflows from the sale of our products, net proceeds from the warrants exercised, if any, will be sufficient to finance our working capital, operational needs for the near future. If our existing cash resources together with the cash we generate from the sales of our products are insufficient to fund our working capital, operational needs, we may need to sell additional equity or debt securities or seek additional financing through other arrangements.

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at July 26, 2016

DISCLOSURE OF OUTSTANDING SHARE DATA

The following table summarizes the Company’s outstanding share capital as at report date:

Reporting date

Common Shares	60,005,225
Stock Options, exercisable	4,237,515
Stock Warrants, exercisable	3,905,000

COMMITMENTS AND AGREEMENTS

Purchase commitments

At the end of March 31, 2016 the Company had outstanding purchase orders for the total amount of $214,646.

Leased premises

The Company has entered into contracts for leased premises, which expire in 2018. Total future minimum lease payments under these contracts are as follows:

June 30, 2016
$
Within 1 year	34,763
2 years	37,354
72,117

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

Our audited consolidated financial statements are prepared in accordance with IFRS. These accounting principles require the Company’s management to make estimates, judgments and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes to the consolidated financial statements. The Company’s management reviews these estimates and underlying judgments on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the year in which the estimates are revised. Actual results may differ from these estimates under different assumptions or conditions. Significant areas requiring management estimates include accounting for amounts recorded in connection recoverability of inventories, reporting of revenue recognition, bad debt and doubtful accounts, income taxes, accounting for stock-based compensation expense, and commitments and contingencies.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include revenue recognition, stock-based compensation and fair value measurements of financial instruments. These and other significant accounting policies are described more fully in Note 2 and 3 of our annual consolidated financial statements for the stub year ended December 31, 2015.

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at July 26, 2016

Inventories

The Company estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by regulatory changes or other market-driven changes that may reduce future selling prices. A change to these assumptions could impact the Company’s inventory valuation and gross margin.

Revenue recognition

Revenues are recognized when the risks and rewards of ownership have passed to the customer based on the terms of the sale, collection of the relevant receivable is probable, evidence of an arrangement exists and the sales price is fixed or determinable. Risks and rewards of ownership pass to the customer upon successful completion of shipment of pharmaceuticals. Provisions for sales discounts and returns are made on a per sale basis.

Share-based payments

The Company grants share-based awards to certain directors, officers, employees, consultants and other eligible persons. For equity-settled awards, the fair value is charged to the statement of comprehensive loss and credited to the reserves over the vesting period using the graded vesting method, after adjusting for the estimated number of awards that are expected to vest.

The fair value of equity-settled awards is determined at the date of the grant using the Black-Scholes option pricing model. For equity-settled awards to non-employees, the fair value is measured at each vesting date. The estimate of warrant and option valuation also requires determining the most appropriate inputs to the valuation model, including the volatility, expected life of warrants and options, risk free interest rate and dividend yield. Changes in these assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s options and warrants issued.

FINANCIAL INSTRUMENTS AND RISKS

Operational Risk Factors

Limited Operating History

There is no assurance that VANC will earn profits in the future, or that profitability will be sustained. Operating in the pharmaceutical and biotechnology industry requires substantial financial resources, and there is no assurance that future revenues will be sufficient to generate the funds required to continue VANC business development and marketing activities. If VANC does not have sufficient capital to fund its operations, the Company may be required to reduce sales and marketing efforts or forego certain business opportunities.

Going concern

The assessment of the Company’s ability to execute its strategy by funding future working capital requirements involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business.

Development of Technological Capabilities

The market for VANC’s products is characterized by changing technology and continuing process development. The future success of Company’s business will depend in large part upon our ability to maintain and enhance the Company’s technological capabilities, develop and market products and services which meet changing customer needs and successfully anticipate or respond to technological changes on a cost effective and timely basis. Although we believe that Company’s operations provide the

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at July 26, 2016

products and services currently required by our customers, there can be no assurance that the Company’s process development efforts will be successful or that the emergence of new technologies, industry standards or customer requirements will not render VANC’s products or services uncompetitive. If VANC needs new technologies and equipment to remain competitive, the development, acquisition and implementation of those technologies and equipment may require us to make significant capital investments.

Economic dependence

The Company currently has licensing arrangements with three manufacturers to purchase, distribute and commercialize their drug molecules in Canada. These licensing arrangements constitute more than 95% of the Company’s revenues for the year ended December 31, 2015 and 93% for the period ended June 30, 2016. As a result, the ability of the Company to sustain operations is dependent on the continued operation of these manufacturers. The launch of new OTC products diversifies the Company’s portfolio and reduces the risk of the economic dependence.

Financial Instruments and Risk Management

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and accounts receivable. The Company’s cash and cash equivalents are held through a large Canadian financial institution. The cash equivalent is composed of a guaranteed investment certificate and is issued by a Canadian bank with high investment-grade ratings. The Company does not have financial assets that are invested in asset-backed commercial paper.

The Company performs ongoing credit evaluations of its accounts receivable, but does not require collateral. The Company establishes an allowance for doubtful accounts based on the credit risk applicable to particular customers and historical data.

The Company monitors the concentration of exposure and where possible, if necessary, takes steps to limit exposure to any counterparty. The Company views credit risk on cash deposits and accounts receivables as minimal.

Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation.

The Company monitors its spending plans, repayment obligations and cash resources, and takes actions with the objective of ensuring that there is sufficient capital in order to meet short-term business requirements. To facilitate its expenditure program, the Company raises funds primarily through public equity financing. The Company anticipates it will have adequate liquidity to fund its financial liabilities through future equity contributions.

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at July 26, 2016

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. As all of the Company’s purchases and sales are denominated in Canadian dollars, and it has no significant cash balances denominated in foreign currencies, the Company is not exposed to foreign currency risk at this time.

Interest rate risk

Interest rate risk is the risk that fair values or future cash flows will fluctuate as a result of changes in market interest rates. In respect of financial assets, the Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders.  The Company is not exposed to significant interest rate risk.

RELATED PARTY TRANSACTIONS

Related party transactions are shown below:

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
	$	$	$	$
Expenditures:
Management and consulting fees	62,000	63,200	124,000	123,400
Share-based payments	-	-	432,072	297,073
Rent	-	-	-	4,500
	62,000	63,200	556,072	424,973

All related party transactions were in the normal course of business operations.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements, which would requiring disclosure.

SUBSEQUENT EVENTS

There are no significant subsequent events.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company is accumulated and communicated to management as appropriate to allow timely decision-making regarding required disclosures. The Company’s CEO and CFO have concluded that information required to be disclosed in the Company’s consolidated financial statements and MD&A (the “filings”) have been disclosed and fairly presented in the filings and that processes are in place to provide them with sufficient knowledge to support such representation. However, a control system, no matter how well conceived, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

The management of VANC is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

ICFR cannot provide absolute assurance of achieving financial reporting objectives due to its inherent

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at July 26, 2016

limitations. ICFR is a process that involves human diligence and compliance and is subject to error, collusion, or improper override. Due to such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis. It is possible to design into the Company’s financial reporting process safeguards to reduce, though not eliminate, this risk.